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# How Actor-Turned-Entrepreneur Kunal Nayyar Is Building A Digital Legacy App

By <u>Esha Chhabra</u>, Contributor. ⓘ Esha writes about building better, more regenerative businesses.

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Published Jan 29, 2026 at 03:31pm EST

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Actor Kunal Nayyar of Big Bang Theory fame launches a new app that allows families to connect and store valuable data.